UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 2, 2016

DCB FINANCIAL CORP

(Exact name of registrant as specified in its charter)

Ohio	0-22387	31-1469837
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 Riverbend Avenue, Lewis Center, Ohio	43035
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (740) 657-7000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On October 2, 2016, DCB Financial Corp, an Ohio corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Commonwealth Financial Corporation, a Pennsylvania corporation (“First Commonwealth”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into First Commonwealth (the “Merger”), with First Commonwealth as the surviving corporation in the Merger. It is anticipated that following the consummation of the Merger, The Delaware County Bank and Trust Company, a wholly owned bank subsidiary of the Company, will merge with and into First Commonwealth Bank, a wholly owned bank subsidiary of First Commonwealth, with First Commonwealth Bank as the surviving bank (together with the Merger, the “Transaction”) pursuant to a separate Bank Merger Agreement. The Merger Agreement was unanimously approved by the Board of Directors of each of the Company and First Commonwealth.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the Company’s shareholders will receive either 1.427 shares of First Commonwealth common stock or $14.50 in cash for each common share of the Company. Subject to proration to ensure that the aggregate merger consideration is comprised of 80% First Commonwealth common stock and 20% cash, the Company’s shareholders may elect to specify the number of shares to exchange for the cash consideration, and the number of shares to exchange for the stock consideration. The aggregate merger consideration, including cash consideration to be paid to holders of the Company’s outstanding options to acquire the Company’s common shares, is expected to be approximately $106 million. Each outstanding option to acquire the Company’s common shares will be cancelled in exchange for a cash payment equal to the value of the option, if any. In addition, unvested restricted stock will vest in full upon the merger and will be entitled to receive the merger consideration.

The Merger Agreement contains customary representations and warranties from the Company and First Commonwealth, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of the Company’s businesses during the interim period between the execution of the Merger Agreement and the closing of the Merger, (2) the Company’s obligations to facilitate its shareholders’ consideration of, and voting upon, the Merger Agreement and the Merger, (3) the recommendation by the Board of Directors of the Company in favor of approval of the Merger Agreement and the Merger by the Company’s shareholders, and (4) the Company’s non-solicitation obligations relating to alternative business combination transactions.

The completion of the Merger is subject to the approval of the Company’s shareholders, regulatory approvals and customary closing conditions and is expected to close during the second quarter of 2017. Immediately following the Merger, First Commonwealth will designate one individual who is currently a director of the Company, as mutually agreed upon by the Company and First Commonwealth, to be appointed to the Board of Directors of First Commonwealth.

The Merger Agreement contains customary termination rights for both the Company and First Commonwealth and further provides that a termination payment of approximately $5.3 million will be payable by the Company to First Commonwealth in certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about the Company, First Commonwealth, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; are solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company or First Commonwealth or any of their respective subsidiaries or affiliates. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the proxy statement/prospectus that the parties will file in connection with the Merger, as well as in the other filing that the Company makes with the SEC.

As a condition to First Commonwealth’s willingness to enter into the Merger Agreement, the Company and each of the directors of the Company have entered into a Voting Agreement with First Commonwealth, dated as of October 2, 2016 (the “Voting Agreement”), pursuant to which the directors have agreed to vote their common shares of the Company in favor of the Transaction. The Voting Agreement terminates on the earlier of (1) the consummation of the Merger, and (2) the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 8.01. Other Events

On October 3, 2016, the Company and First Commonwealth issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The Company and First Commonwealth will file a proxy statement/prospectus and other relevant documents with the SEC in connection with the Merger.

THE SHAREHOLDERS OF THE COMPANY ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents the Company and First Commonwealth have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents the Company has filed with the SEC by contacting J. Daniel Mohr, Chief Financial Officer, DCB Financial Corp, 110 Riverbend Avenue, Lewis Center, Ohio 43035, telephone: (740) 657-7510; and may obtain free copies of the documents First Commonwealth has filed with the SEC by contacting Matthew C. Tomb, Chief Risk Officer and General Counsel, First Commonwealth Financial Corporation, 601 Philadelphia Street, Indiana, PA 15701, telephone: (800) 711-2265

The Company and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed Merger. Information concerning such participants’ ownership of the Company’s common shares will be set forth in the proxy statement/prospectus relating to the Merger when they become available.

The information in this Current Report on Form 8-K is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-looking Statements:

This Current Report on Form 8-K contains “forward- looking statements” within the meaning of the Private Securities Litigation Reform Act, relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of the Company and First Commonwealth.

Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. In addition to factors previously disclosed in the Company and First Commonwealth reports filed with the SEC and those identified elsewhere in this press release, the following factors among others, could cause actual results to differ materially from forward- looking statements or historical performance: ability to obtain regulatory approvals in a timely manner and without significant expense or other burdens; ability to meet other closing conditions to the merger, including approval by the Company’s shareholders; delay in closing the Merger; difficulties and delays in integrating the businesses of the Company and First Commonwealth or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of First Commonwealth’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize anticipated cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and the actions and policies of the federal and state bank regulatory authorities and legislative and regulatory actions and reforms. The Company and First Commonwealth undertake no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this press release.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and between First Commonwealth Financial Corporation and DCB Financial Corp, dated October 2, 2016.*

99.1	Voting Agreement by and among DCB Financial Corp, First Commonwealth Financial Corporation, and each director of DCB Financial Corp, dated October 2, 2016.

99.2	Press Release dated October 3, 2016.

* The Company has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DCB FINANCIAL CORP

Date: October 3, 2016	By:	/s/ J. Daniel Mohr
J. Daniel Mohr
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and between First Commonwealth Financial Corporation and DCB Financial Corp, dated October 2, 2016.*

99.1	Voting Agreement by and among DCB Financial Corp, First Commonwealth Financial Corporation, and each director of DCB Financial Corp, dated October 2, 2016.

99.2	Press Release dated October 3, 2016.

* The Company has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.